UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MILLER INDUSTRIES, INC.
(Name of Issuer)

Common Stock, $.05 Par Value
(Title of Class of Securities)

600548200000
(CUSIP Number)

Angelo Napolitano
Miller Industries, Inc.
16295 N.W. 13th Avenue
Miami, Florida 33169
(305) 620-6929
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Alfred G. Smith, Esq.
Shutts & Bowen, LLP
1600 Miami Center
201 S. Biscayne Blvd.
Miami, FL 33131-9767

June 30, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

CUSIP No. 600548200000

1.	Names of Reporting Persons.
Angelo Napolitano

I.R.S. Identification Nos. of above persons (entities only).
N.A.

    2. Check the Appropriate Box if a Member of a Group (See Instructions)
                (a)
            (b)

    3. SEC Use Only

   4. Source of Funds (See Instructions)     00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

        6. Citizenship or Place of Organization     USA

Number of     7. Sole Voting Power                 3,138,594 shares
Shares Bene-
ficially            8. Shared Voting Power    10,000 shares
Owned by Each
Reporting      9. Sole Dispositive Power        3,138,594 shares
Person With
                      10. Shared Dispositive Power    10,000 shares

  11. Aggregate Amount Beneficially Owned by Each Reporting Person     3,148,594 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (63.0%)

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Amendment to Schedule 13D is filed by Angelo Napolitano with respect to the common stock, par value $.05 per share of Miller Industries, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 16295 N.W. 13th Avenue, Miami, Florida 33169.

Item 2. Identity and Background

   The principal occupation of Angelo Napolitano is President of the Issuer. His business address is 16295 N.W. 13th Avenue, Miami, Florida, 33169.

Mr. Napolitano has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), and has not been subject to any judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years.

Mr. Napolitano is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On June 30, 2005, the Company granted Mr. Napolitano an option to acquire 2,017,338 shares of the Company's common stock at a price of $0.18 per share.

Item 4. Purpose of Transaction

The Company granted the option to Mr. Napolitano in consideration of his services as President and sole director of the Company and his guarantee of the Company's bank loan.

Item 5. Interest in Securities of the Issuer

              Mr. Napolitano beneficially owns 3,148,594 shares, representing 63.0% of the outstanding shares of common stock as of June 30, 2005. This number includes 1,131,256 shares owned directly, 10,000 shares held by Helen Napolitano and 2,017,338 shares which Mr. Napolitano may acquire under options granted by the Issuer.

      Mr. Napolitano has the sole power to vote and to dispose of 3,138,594 shares of common stock. Through his relationship with Helen Napolitano, Mr. Napolitano shares the power to direct the vote and disposition of 10,000 shares of common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         N/A

Item 7. Material to Be Filed as Exhibits

   1. Option Agreement dated June 30, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2005    /s/ Angelo Napolitano
              Angelo Napolitano